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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                       For the month of April 2, 1997

                      Dransfield China Paper Corporation
                -----------------------------------------------
                (Translation of registrant's name into English)

       36-42 Pok Man Street, 1st & 2nd Fls., Mongkok, Kowloon, Hong Kong
       -----------------------------------------------------------------
                    (Address of principal executive offices)





         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F  X              Form 40-F
                              ---                       ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes                      No  X
                         ---                     ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________]
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         The following sets forth portions of a press release issued on April
2, 1997, by Dransfield Holdings Limited, the controlling shareholder of Dransfield China Paper Corporation. The quoted portions of the press release describe certain transactions which are material with respect to Dransfield China Paper Corporation concerning the acquisitions or dispositions of assets:


The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                          DRANSFIELD HOLDINGS LIMITED
          (Incorporated in the Cayman Islands with limited liability)

                             CONNECTED TRANSACTION
                              AND GENERAL MANDATE


INTRODUCTION

The directors (the "Directors") of Dransfield Holdings Limited (the "Company") announce that an agreement (the "Agreement") dated 27 March 1997 was entered into between (1) Dransfield China Paper Corporation ("DCPC"), a 94.9% subsidiary of the Company incorporated in the British Virgin Islands; (2) Dransfield Paper (HK) Trading Limited ("DPHK"), a wholly-owned subsidiary of CS Paper Holdings (International) Limited ("CS Paper") incorporated in Hong Kong;
(3) CS Paper, a 66.7% owned subsidiary of DCPC incorporated in the British Virgin Islands; (4) Summerhouse Profits Limited ("SPL"), a company incorporated in the British Virgin Islands; and (5) Mr. Ian K.Y. Fung ("Mr. Fung").

Pursuant to the Agreement: (1) SPL agreed to sell to DCPC its entire beneficial holdings of shares in CS Paper representing 33.3% of the issued share capital of CS Paper (the "CSP Share Transaction") and Mr. Fung agreed to sell to DCPC his interest in an interest-free loan owed to him by CS Paper in the principal amount of HK$2,253,000 (the "CSP Loan Transaction"); (2) CS Paper agreed to sell to SPL its entire beneficial holding of shares in Dransfield Paper (S.E.A.) Pte. Limited ("DPSEA"), a wholly-owned subsidiary of CS Paper incorporated in Singapore, representing 100% of the issued share capital of DPSEA (the "DPSEA Share Transaction") and DPHK agreed to sell to Mr. Fung its interest in an interest-free loan owed to it by DPSEA in the principal amount of HK$3,611,000 (the "DPSEA Loan Transaction"); (3) DPHK agreed to sell to SPL its entire beneficial holding of shares in Central National Hong Kong Limited ("CNHK") representing 50% of the "A" class voting share capital and 51% of the "B" class non-voting ordinary share capital of CNHK (the "CNHK Share Transaction"); and





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(4) Mr. Fung agreed to repay DCPC the interest-free loan owed to him by DCPC in the principal amount of HK$150,000 (the "DCPC Loan Transaction"), being the net balance of the current expenses account between Mr. Fung and DCPC; (the CSP Share Transaction, the CSP Loan Transaction, the DPSEA Share Transaction, the DPSEA Loan Transaction, the CNHK Share Transaction and the DCPC Loan
Transaction are collectively referred to as the "Transactions").

The remaining issued shares of CNHK are held by two independent third parties (the "CN Shareholders").

INFORMATION RELATING TO THE AGREEMENT

SPL is the holder of 33.3% of the issued share capital of CS Paper and is wholly-owned by Mr. Fung. Mr. Fung is a director of CS Paper and its four subsidiaries, namely DPHK, DPSEA, CNHK and Dransfield Paper (International) Trading Limited ("DPIT"). DPIT is a wholly-owned subsidiary of CS Paper.

The Transactions constitute connected transactions for the Company under Rule 14.23(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") by virtue only of SPL being a substantial shareholder of CS Paper and Mr. Fung being a director of CS Paper and all of its four subsidiaries. Mr. Fung does not hold any shares in, and is not a director of, the Company.

Pursuant to the terms of the Agreement the Agreement is conditional on the shareholders of the Company passing at an extraordinary general meeting of the Company ("Extraordinary General Meeting") an ordinary resolution approving the Agreement and the Transactions contemplated thereunder.

The consideration (the "Consideration") for the CSP Loan Transaction, the DPSEA Share Transaction, the DPSEA Loan Transaction and the CNKH Share Transaction are HK$5,182,001, HK$2,253,000, HK$1, HK$3,611,000 and HK$674,000 respectively.
The net asset value of the shares being transferred in CS Paper, DPSEA and CNHK, as determined in the relevant management accounts as at 30th September, 1996, were HK$5,180,000, negative HK$322,000 and HK$674,000 respectively. The consideration for each of the loan assignments is on a dollar for dollar basis. The Agreement provides that completion of the Transactions ("Completion") will take place seven days after the satisfaction of the condition referred to in the paragraph above (or such other date as the parties to the Agreement may agree in writing prior thereto). Accordingly, the net amount of consideration payable by DCPC, CS Paper and DPHK on the one hand to SPL and Mr. Fung on the other hand under the Transactions is equal to HK$3,000,000 (the "Net Consideration"). The Agreement provides that the Consideration shall be paid in cash at Completion. The Consideration was arrived at after arms-length negotiations between the parties to the Agreement. It is intended that the Net Consideration payable by the Dransfield group of companies will be financed by internal resources.





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CS Paper and its subsidiaries carry on the business (the "CS Paper Business")
of the trading of paper products involving packaging board paper and fine paper. The parties have entered into the Transactions as the Company and Mr. Fung wish to terminate the business venture between them and their respective affiliated companies; the Company believes that it is in its commercial interests to expand in the CS Paper Business carried on in Hong Kong by DPHK and to dispose of its CS Paper Business carried on in Singapore by DPSEA; and Mr. Fung also wishes to divest of his interests in the CS Paper Business in Hong Kong and to increase his interests in the CS Paper Business in Singapore. Furthermore, DPHK and the CN Shareholders have entered into a shareholders' agreement in relation to their shareholdings in CNHK, under which the shareholders have a right of preemption on a proposed transfer of shares. The CN Shareholders have agreed to waive their said preemptive rights in respect of the transfers of shares by DPHK if the transfer is made to Mr. Fung or to SPL.

GENERAL

The terms of the Agreement were reached on an arm's length basis and the Directors (including the independent non- executive Directors) consider the terms of the Agreement to be fair and reasonable so far as the shareholders of the Company are concerned and that entering into the Agreement is in the best interest of the Company and its shareholders as a whole.

A circular containing, inter alia, further details of the Agreement and the general mandate to be granted to the Directors, together with a notice convening the Extraordinary General Meeting, will be dispatched to shareholders of the Company as soon as practicable.

                                            By Order of the Board of
                                           Dransfield Holdings Limited
                                               Warren Ma Kwok Hung
                                                Company Secretary


Hong Kong, 2 April 1997


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        DRANSFIELD CHINA PAPER CORPORATION



Date:  April 2, 1997                    By: /s/ Thomas J. Kenan
                                            --------------------------------
                                            Thomas J. Kenan, Director





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